Exhibit 99.1

Concord Medical Reports Financial Results for the First Half of 2017

BEIJING, Aug 25, 2017 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the six months ended June 30, 2017[1].

2017 First Half Highlights

•	Total net revenues were RMB 206.2 million ($30.4 million) in the first half of 2017, a 19.0% decrease from total net revenues of RMB254.6 million in the same period last year. Total net revenues included net revenue from the network business of RMB196.4 million ($29.0 million) and net revenue from Singapore Concord International Hospital of RMB9.9 million ($1.5 million).

•	Gross profit was RMB71.3 million ($10.5 million) in the first half of 2017, representing a 29.8% decrease from RMB101.6 million in the first half of 2016. The gross profit margin for the first half of 2017 was 34.6%, compared to 39.9% for the same period last year.

•	Net loss attributable to ordinary shareholders in the first half of 2017 was RMB101.8 million ($15.0 million), compared to RMB50.4 million in the same period last year.

•	Both basic and diluted loss per American Depositary Share ("ADS")[2] in the first half of 2017 were RMB2.34 ($0.34), compared to RMB1.15 in the same period last year.

•	Non-GAAP net loss in the first half of 2017 was RMB100.1 million ($14.8 million), compared to non-GAAP net loss of RMB50.0 million in the same period last year. Non-GAAP basic and diluted loss per ADS in the first half of 2017 were both RMB2.24 ($0.33).

•	Adjusted EBITDA[3] (non-GAAP) was negative RMB3.9 million ($0.6 million) in the first half of 2017, compared to RMB68.6 million in the same period last year.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “Changes in the policies regarding the hospital partners have further led to the closure of a number of our centers, which put pressure on our operating income in the first half of 2017 and presented us with challenges. However, our new business model, focused on self-built high-end cancer hospital, is steadily developing and growing, which helps mitigate the impact of these adverse factors. We believe that the new business model will bring us new growth points and more opportunities in the future.”

“The Singapore Concord International Hospital has grown rapidly since 2017, the number of patients received is increasing monthly, so that the hospital's income has also been improved. At the same time, in order to continue growing Singapore Concord International Hospital, we are stepping up to improve its operating and radiotherapy areas both in hardware and software facilities. We look forward to serving more cancer patients with high-quality and efficient services in the future.”

“Starting from 2016, Meizhong Jiahe has been responsible for the daily operations of Shanghai ProMed Cancer Center ("ProMed"), and we are in the process of acquiring ProMed. Since the first half of 2017, ProMed's medical service has become increasingly mature and well-known. In the future, we plan to align ProMed with the MD Anderson Cancer Center at the technical level to gradually improve the functions of ProMed as a first-class high-end cancer clinic and to provide more international medical services to patients in the region.”

2017 First Half Financial Results

Network Business

Net revenues from the network business were RMB196.4 million ($29.0 million), a 20.4% decrease from net revenues of RMB246.7 million in the first half of 2016, primarily attributable to the closure of certain centers in our network of centers. With 18 centers closed in the first half of 2017, the Company operated a network of 60 centers in 34 cities in China as of June 30, 2017.

Cost of revenue of the network business was RMB109.5 million ($16.2 million), representing a 20.6% decrease from RMB137.9 million in the first half of 2016.

Gross profit from the network business was RMB86.8 million ($12.8 million), representing a 20.2% decrease from RMB108.8 million in the first half of 2016. The gross profit margin for the first half of 2017 was 44.2%, compared to 44.1% for the same period last year.

Selling expenses of the network business were RMB30.3 million ($4.5 million), representing a 26.3% decrease from RMB41.1 million in the first half of 2016. Selling expenses as a percentage of net revenues was 15.4% in the first half of 2017, compared to 16.7% in the first half of 2016. The decrease in selling expenses of the network business was mainly due to reduced marketing, conference, office and travel expenses.

General and administrative expenses of the network business were RMB94.0 million ($13.9 million), representing a 78.4% increase from RMB52.7 million in the first half of 2016. General and administrative expenses as a percentage of net revenues were 47.9% in the first half of 2017, compared to 21.4% in the same period last year. The increases were mainly due to management fees and consulting fees to Zhongrong Guofu Investment Management Company Limited.

Comparing to RMB30.9 million in the same period last year, capital expenditures decreased to RMB11.1 million ($1.6 million) in the first half of 2017.

Accounts receivable were RMB205.6 million ($30.3 million) as of June 30, 2017, compared to RMB188.7 million as of December 31, 2016. The average period of sales outstanding for accounts receivable (also known as Days Sales Outstanding) was 182 days in the first half of 2017.

As of June 30, 2017, the Company had bank credit lines totaling RMB5.2 billion ($760.6 million), of which RMB1.8 billion ($261.2 million) was utilized.

During the first half of 2017, the Company handled 8,617 patient treatment cases and 115,188 patient diagnostic cases, representing a 19.5% decrease and a 18.5% decrease from the same period last year, respectively, mainly due to the closure of certain centers during the past year and first half of 2017.

Hospital Business

Singapore Concord International Hospital[4] is a leading privately-owned, for-profit oncology hospital in Singapore. The Company acquired Singapore Concord International Hospital, formerly known as Fortis Surgical Hospital, in April 2015 and is now transforming it into a premium cancer hospital.

Net revenues from the hospital business were RMB9.9 million ($1.5 million or S$2.0 million [5]) in the first half of 2017, representing a 23.8% increase from net revenues of RMB8.0 million in the first half of 2016.

Cost of service of the hospital business in the first half of 2017 was RMB25.5 million ($3.8 million or S$5.2 million), a 67.8% increase from cost of service of RMB15.2 million in the first half of 2016, mainly because of high construction fees to improve hardware and software facilities in hospitals.

Gross loss from the hospital business was RMB15.6 million ($2.3 million or S$3.2 million) in the first half of 2017, compared to RMB7.2 million in same period last year.

Selling expenses of the hospital business were RMB0.2 million ($0.03 million or S$0.04 million) in the first half of 2017, representing a 33.3% decrease from selling expenses of RMB0.3 million in the first half of 2016.

General and administrative expenses of the hospital business were RMB21.9 million ($3.2million or S$4.4 million) in the first half of 2017, of which employee benefit expenses were RMB10.9 million ($1.6 million or S$2.2 million). In the same period of last year, general and administrative expenses of the hospital business were RMB22.8 million.

Comparing to RMB5.9 million in the first half of 2016, capital expenditures of the hospital were RMB72.6 million ($10.7 million or S$14.7 million) in the first half of 2017, which was mainly related to construction fees.

As of June 30, 2017, Singapore Concord International Hospital had accounts receivable of RMB0.7 million ($0.1 million or S$0.1 million), a 22.2% decrease from accounts receivable of RMB0.9 million as of December 31, 2016. The number of Days Sales Outstanding was 16 days in the first half of 2017.

Singapore Concord International Hospital operated 34 beds and had 93 medical and non-medical staff as of June 30, 2017.

Recent Developments

Datong Meizhong Jiahe Cancer Hospital

On May 10, 2017, Datong Meizhong Jiahe Cancer Hospital held an opening ceremony and officially opened for operation. Datong Meizhong Jiahe Cancer Hospital is the first cancer specialty hospital in the Concord Medical hospital system and is also one of designated hospitals by social medical insurance programs in Datong city. The hospital has approximately 100 beds, and is equipped with linear accelerator and other international advanced medical equipment.

Notes:

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations of RMB into U.S. dollars are made at a rate of RMB6.7793 to $1.00, the noon buying rate in New York City for cable transfers payable in RMB, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2017.

[2] Each ADS represents three Class A ordinary shares of the Company.

[3] Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gain, gain from disposal of property, plant and equipment, changes in fair value of derivative and other income.

[4] The financial results of Singapore Concord International Hospital were consolidated into our financial results starting in the second quarter of 2015.

[5] Translations of Singapore dollar amounts into U.S. dollars are made at a rate of S$1.3765 to $1.00, the noon buying rate in New York City for cable transfers payable in Singapore dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2017.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2017, the Company operated a network of 60 centers with 41 hospital partners that spanned 34 cities and 19 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company's core operating results, as such expense is not directly attributable to the underlying performance of the Company's business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company's current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, gain from disposal of property, plant and equipment, changes in fair value of derivatives and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Ms. Carol TIAN (Chinese and English)

+86 10 5903 6688 (ext. 608)

yuan.tian@ccm.cn

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2016	June 30, 2017
	RMB	RMB	US$
	(audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	189,905	608,204	89,710
Restricted cash, current portion	518,494	515,150	75,989
Accounts receivable	189,589	206,244	30,423
Inventories	5,923	6,194	914
Prepayments and other current assets	161,812	160,124	23,620
Non-current assets held for sale	70,073	65,765	9,701
Net investments in direct financing leases, current portion	59,060	41,243	6,084
Total current assets	1,194,856	1,602,924	236,441

Non-current assets
Property, plant and equipment, net	775,338	773,891	114,155
Intangible assets, net	17,188	14,991	2,211
Deposits for non-current assets	268,747	253,222	37,352
Net investments in direct financing leases, non-current portion	27,190	40,687	6,002
Equity method investments	210,088	206,449	30,453
Cost method investment	22,160	22,160	3,269
Other non-current assets	39,726	36,335	5,360
Restricted cash,non-current portion	50,000	-	-
Prepaid land lease payments	441,810	441,135	65,071
Prepayment for long term investment	181,500	338,820	49,979
Total non-current assets	2,033,747	2,127,690	313,852

Total assets	3,228,603	3,730,614	550,293

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	562,372	468,993	69,180
Long-term bank borrowings, current portion	82,632	231,264	34,113
Accounts payable	2,038	6,630	978
Accrual for purchase of property, plant and equipment	3,594	3,998	590
Accrued expenses and other liabilities	273,590	275,173	40,590
Income tax payable	24,124	14,268	2,105
Deferred revenue, current portion	214	149	22
Dividend payable	2,495	2,436	359
Total current liabilities	951,059	1,002,911	147,937

Non-current liabilities
Long-term bank borrowings, non-current portion	215,671	15,085	2,225
Deferred tax liabilities, non-current portion	49,658	50,689	7,477
Long-term secured borrowings	248,604	208,115	30,699
Advances from long-term investment	528,896	1,217,396	179,575
Other long term liabilities	2,945	100,044	14,757
Total non-current liabilities	1,045,774	1,591,329	234,733

Total liabilities	1,996,833	2,594,240	382,670

EQUITY
Ordinary shares	105	105	15
Treasury stock	(8)	(8)	(1)
Additional paid-in capital	1,852,245	1,856,517	273,850
Accumulated other comprehensive loss	(87,968)	(84,926)	(12,527)
Accumulated deficit	(598,196)	(699,975)	(103,252)
Total Concord Medical Services Holdings Limited shareholders' equity	1,166,178	1,071,713	158,085
Noncontrolling interests	65,592	64,661	9,538

Total equity	1,231,770	1,136,374	167,623

Total liabilities and equity	3,228,603	3,730,614	550,293

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands, except for number of ADS and per ADS data)

	June 30, 2016	June 30, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges:
Network	246,653	196,350	28,963
Hospital	7,982	9,893	1,459
Total net revenues	254,635	206,243	30,422

Cost of revenues:
Network	(137,859)	(109,512)	(16,154)
Hospital	(15,217)	(25,458)	(3,755)
Total cost of revenues	(153,076)	(134,970)	(19,909)

Gross profit	101,559	71,273	10,513

Operating expenses:
Selling expenses	(41,412)	(30,513)	(4,501)
General and administrative expenses	(75,472)	(115,802)	(17,081)
Impairment of long-lived assets	-	(28)	(4)

Operating loss	(15,325)	(75,070)	(11,073)
Interest expense	(41,821)	(37,809)	(5,577)
Foreign exchange income	417	9,636	1,421
Gain from disposal of property, plant and equipment	38	973	144
Interest income	13,761	6,728	992
Changes in fair value of derivatives	2,776	-	-
Equity pick up of equity investee	3,560	3,967	585
Other income	690	3,002	443

Loss before income tax	(35,904)	(88,573)	(13,065)
Income tax expenses	(15,433)	(15,847)	(2,338)
Net loss	(51,337)	(104,420)	(15,403)

Net loss attributable to non-controlling interests	(975)	(2,641)	(390)

Net loss attributable to ordinary shareholders	(50,362)	(101,779)	(15,013)

Earnings per ADS
Basic	(1.15)	(2.34)	(0.34)
Diluted	(1.15)	(2.34)	(0.34)

Weighted average number of ADS outstanding:
Basic	43,726,902	43,543,956	43,543,956
Diluted	43,726,902	43,543,956	43,543,956

Other comprehensive (loss) income, net of tax
Foreign currency translation	(4,821)	3,041	449
Total other comprehensive (loss) income, net of tax	(4,821)	3,041	449
Comprehensive loss	(56,158)	(101,379)	(14,954)
Comprehensive income (loss) attributable to noncontrolling interests	590	(931)	(137)
Comprehensive loss attributable to Concord Medical Services Holdings Limited’s shareholders	(56,748)	(100,448)	(14,817)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, except per ADS data unaudited)

	For the six months ended June 30, 2016			For the six months ended June 30, 2017
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating loss	(15,325)	1,342	(13,983)	(75,070)	4,272	(70,798)
Net loss	(51,337)	1,342	(49,995)	(104,420)	4,272	(100,148)
Basic loss per ADS	(1.15)	0.03	(1.12)	(2.34)	0.10	(2.24)
Diluted loss per ADS	(1.15)	0.03	(1.12)	(2.34)	0.10	(2.24)

(*)	The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the six months ended	For the six months ended
	June 30, 2016	June 30, 2017
Net loss	(51,337)	(104,420)
Interest expenses, net	28,060	31,081
Income tax expenses	15,433	15,847
Depreciation and amortization	76,234	62,901
Share-based compensation	4,118	4,272
Other adjustments	(3,922)	(13,611)
Adjusted EBITDA	68,586	(3,930)
EBITDA margin	28%	-2%

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, gain from disposal of property, plant and equipment, changes in fair value of derivatives and other.